082-03470



100 Inspiring Years
1910-2010

Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 2288 9371
Fax : 91 33 2288 4016/1256/2259/2260

21st October, 2010

The Manager
Listing Department
National Stock Exchange of India Ltd.
Exchange Plaza, Plot No. C-1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
Bombay Stock Exchange Ltd.
1st floor, New Trading Ring
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Ltd.
7, Lyons Range
Kolkata 700 001

Dear Sirs,

Allotment of Shares under the Company's Employee Stock Option Schemes

In terms of the Listing Agreement, we write to advise that the Company on 21st October, 2010 has issued and allotted 78,10,540 Ordinary Shares of Re.1/- each, upon exercise of 7,81,054 Options by Optionees under the Company's Employee Stock Option Schemes.

Consequently, with effect from 21st October, 2010, the Issued and Subscribed Share Capital of the Company stands increased to Rs.769,13,46,190/- divided into 769,13,46,190 Ordinary Shares of Re.1/- each.



10016491

Yours faithfully,
ITC Limited



(B. B. Chatterjee)
Executive Vice President &
Company Secretary



100 Inspiring Years
1910-2010

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.


100 Inspiring Years
1910-2010

ITC Limited
Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone: 91 33 22889371/9374/9400
Fax: 91 33 22882953/2070/2257

20th October, 2010

The Manager
Listing Department
National Stock Exchange
of India Ltd.
Exchange Plaza,
Plot No. C-1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
Bombay Stock Exchange Ltd.
1st floor, New Trading Ring
Rotunda Building, P.J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Ltd.
7, Lyons Range
Kolkata 700 001

Dear Sirs,

Reconciliation of Share Capital Audit for the quarter ended 30th September, 2010

In terms of the requirement under Circular No. D&CC/FITTC/CIR-16/2002 dated 31st December, 2002 of the Securities & Exchange Board of India, as amended vide its Circular No. CIR/MRD/DI/30/2010 dated 6th September, 2010, we enclose a copy of the Reconciliation of Share Capital Audit Report dated 19th October, 2010, for the quarter ended 30th September, 2010, from M/s. Vinod Kothari & Co., Practising Company Secretary, in the prescribed format.

Yours faithfully,
ITC Limited

(Arun Bose)
Deputy Secretary

Encl. as above

RECONCILIATION OF SHARE CAPITAL AUDIT

1.	For Quarter Ended	: 30th September, 2010
2.	ISIN	: INE154A01025
3.	Face Value	: Re. 1/- per Ordinary Share
4.	Name of the Company	: ITC Limited
5.	Registered Office Address	: Virginia House 37 Jawaharlal Nehru Road Kolkata 700 071
6.	Correspondence Address	: Same as above
7.	Telephone & Fax Nos.	: 2288-6426/0034/9371 2288-2358 (Fax)
8.	E-mail address	: isc@itc.in
9.	Names of the Stock Exchanges where the Company's securities are listed	a) National Stock Exchange of India Ltd. (NSE) b) Bombay Stock Exchange Ltd. (BSE) c) The Calcutta Stock Exchange Ltd. (CSE)

		Number of shares	% of Total Issued Capital
10.	Issued Capital *(as on 30th September, 2010)*	767,73,65,560	100.00
11.	Listed Capital (Exchange-wise) *(as per Company records)*	767,28,97,557 (NSE)* 767,73,65,560 (BSE)* 767,73,65,560 (CSE)*	99.94 (NSE) 100.00 (BSE) 100.00 (CSE)
12.	Held in dematerialised form in CDSL	7,11,82,006	0.93
13.	Held in dematerialised form in NSDL	496,64,62,545	64.69
14.	Physical	263,97,21,009	34.38

* See note below point 17.

15. Total No. of shares (12+13+14) : 767,73,65,560 shares


Vinod Kothari & Co.
Company Secretaries

16. Reasons for difference if any, between : (10 & 11), (11 & 15)

(i) 14,100 Ordinary Shares of Re. 1/- each (1,410 Ordinary Shares of Rs. 10/- each originally) issued and allotted upon amalgamation of erstwhile ITC Hotels Limited with the Company in the year 2005 have not been listed by NSE as these shares are subject matter of legal disputes, etc.

(ii) 13,34,990 Bonus Shares of Re. 1/- each issued and allotted by the Company in the year 2005 have not been listed by NSE as these shares are either kept in abeyance or are subject matter of legal disputes, etc.

(iii) 31,18,913 Bonus Shares of Re. 1/- each issued and allotted by the Company in the year 2010 have not been listed by NSE as these shares are either kept in abeyance or are subject matter of legal disputes, etc.

17. Certifying the details of changes in share capital during the quarter under consideration as per Table below:

Particulars	No. of Shares	Applied/ Not applied for listing	Listed on Stock Exchanges (Specify Names)	Whether intimated to CDSL	Whether intimated to NSDL	In-principle approval pending from Stock Exchanges (Specify Names)
Issue and allotment of fully paid-up Bonus Shares of Re. 1/- each.	382,67,01,530	Applied	NSE* BSE CSE	Yes	Yes	No
Allotment of shares under the Company's Employee Stock Option Schemes.	3,24,87,240	Applied	NSE** BSE** CSE***	Yes	Yes	No

* Please refer to point 16(iii).

** Out of 3,24,87,240 shares, 1,19,00,240 shares issued and allotted on 23rd September, 2010 were listed subsequent to 30th September, 2010.

*** Out of 3,24,87,240 shares, 60,49,160 shares issued and allotted on 16th September, 2010 and 1,19,00,240 shares issued and allotted on 23rd September, 2010 were listed subsequent to 30th September, 2010.



18. Register of Members is updated (Yes / No) : Yes

19. Reference of previous quarter with regards to excess dematerialised shares, if any : Not applicable

20. Has the company resolved the matter mentioned in point no. 19 above in current quarter ? If not. Reason why ? : Not applicable

21. Mention total no. of requests, if any, confirmed after 21 days and the total no. of requests pending beyond 21 days with the reasons for delay : Nil

22. Name, Telephone & Fax No. of Compliance officer of the Company : Mr. Arun Bose*
2288-7043(D), 2288-6426/0034
2288-2358 (Fax)

** Compliance Officer for share registration and related activities under SEBI (Registrars to an Issue and Share Transfer Agents) Regulations, 1993.*

23. Name, Address, Tel. & Fax No., Regn No. of the certifying CA/CS : Vinod Kumar Kothari
M/s Vinod Kothari & Co.
1012, Krishna Building
224, A.J.C. Bose Road
Kolkata - 700 017
2281-7715/1276, 2281-3742 (Fax)
ACS No. 4718
COP No. 1391

24. Appointment of common agency for share registry work. If yes (name & address) : In-house Share registration unit - Registered with SEBI as Category II Share Transfer Agent.

25. Any other detail that the CA/CS may like to provide (e.g. BIFR Company, delisting from Stock Exchange, company changed its name etc.) : None.



Place : Kolkata
Date : 14/10/2010

(Vinod Kumar Kothari)
For Vinod Kothari & Co.
ACS No. 4718
COP NO. 1391

100 Inspiring Years
1910-2010

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.


100 Inspiring Years
1910-2010

ITC Limited
Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone: 91 33 22889371/9374/9400
Fax: 91 33 22882953/2070/2257

20th October, 2010

The Secretary
National Stock Exchange
of India Ltd.
Exchange Plaza,
Plot No. C-1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

The Secretary
Bombay Stock Exchange Ltd.
1st floor, New Trading Ring
Rotunda Building, P.J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Ltd.
7, Lyons Range
Kolkata 700 001

Dear Sirs,

In terms of the Listing Agreement, please find enclosed a Certificate dated 19th October, 2010 from M/s. Vinod Kothari & Co., Practising Company Secretary, in respect of issuance/delivery of Share Certificates lodged with the Company for transfer, sub-division, consolidation, renewal etc. during the half year ended 30th September, 2010.

Yours faithfully,
ITC Limited



(Arun Bose)
Deputy Secretary

Encl. as above

VINOD KOTHARI & COMPANY
Company Secretaries
1012 Krishna, 224 A J C Bose Road
Kolkata - 700 017 • India
Phone/fax : 91-33-22811276/22817715/22813742
e-mail : *vinod@vinodkothari.com*

TO WHOMSOEVER IT MAY CONCERN

I/We have examined all relevant Books, Registers, Forms, Documents and papers of **ITC Limited** for the purpose of issuing this certificate under sub-clause (c) of clause 47 of the Listing Agreement with the Stock Exchanges and hereby certify that the Company has dispatched, during the half year ended 30th September, 2010:

(a) All certificates of shares within one month from the date of lodgement of valid and complete transfer documents unless the Company has been precluded from doing so by an order of a competent authority or a notice issued by the transferor/investor.

(b) All certificates of shares issued on sub-division, consolidation, renewal and exchange of certificates within one month from the date of lodgement of the same with the Company.

Place: Kolkata
Date: 19/10/2010


Vinod Kothari & Co.
Company Secretaries

Signature

(Vinod Kumar Kothari)
Vinod Kothari & Company
Company Secretaries

ACS NO.4718
COP NO.1391